Exhibit 99.1

Contact:		Fresenius Medical Care AG & Co. KGaA
Oliver Maier		Else-Kröner-Str.1
Phone:	+ 49 6172 609 2601	61352 Bad Homburg
Fax:	+ 49 6172 609 2301	Germany
www.fmc-ag.com
North America:
Terry L. Morris
Phone:	+ 1 800 948 2538
Fax:	+ 1 615 345 5605

E-mail:	ir@fmc-ag.com	February 21, 2012

Investor News

Fresenius Medical Care Reports Very Strong Fourth

Quarter and Full Year Results; Another Record Year expected for 2012

4th Quarter 2011 Summary:

Net revenue	$3,323 million	+5%
Operating income (EBIT)	$587 million	+9%
Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA	$310 million	+14%
Earnings per share	$1.02	+14%

Full Year 2011 Summary:

Net revenue	$12,795 million	+6%
Operating income (EBIT)	$2,075 million	+8%
Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA	$1,071 million	+9%
Earnings per share	$3.54	+9%
Dividend Proposal Ordinary share	€0.69	+6%
Preference share	€0.71	+6%

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	1 of 19

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its results for the fourth quarter and full year of 2011.

4th Quarter 2011:

Revenue

Net revenue for the fourth quarter of 2011 increased by 5% to $3,323 million (+6% at constant currency) compared to the fourth quarter of 2010. Organic revenue growth worldwide was 3%. Dialysis services revenue grew by 3% to $2,435 million (+4% at constant currency) and dialysis product revenue increased by 9% to $888 million (+10% at constant currency).

North America revenue for the fourth quarter of 2011 increased by 1% to $2,096 million including the impact of the new Medicare end-stage renal disease prospective payment system in the United States. Dialysis services revenue increased by 1% to $1,882 million with a same market growth of 3%. Average revenue per treatment for U.S. clinics decreased to $351 in the fourth quarter of 2011 compared to $355 for the corresponding quarter in 2010 reflecting the implementation of the new prospective payment system. Dialysis product revenue increased by 2% to $214 million, mainly as a result of increased sales of hemodialysis products partially offset by lower pricing of renal pharmaceuticals.

International revenue increased by 12% to $1,223 million (+14% at constant currency). Organic revenue growth was 8%. Dialysis services revenue increased by 13% to $553 million (+16% at constant currency). Dialysis product revenue increased by 11% to $669 million and increased by 12% at constant currency, mainly driven by higher sales of peritoneal dialysis products, dialysis machines, dialyzers, products for acute care treatments and renal pharmaceuticals.

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	2 of 19

Earnings

Operating income (EBIT) for the fourth quarter of 2011 increased by 9% to $587 million compared to $539 million in the fourth quarter of 2010. This resulted in an operating margin of 17.7% for the fourth quarter of 2011 compared to 17.0% for the corresponding quarter in 2010.

In North America, the operating margin increased from 17.9% in the fourth quarter of 2010 to 19.1% in the fourth quarter of 2011. This increase was favorably influenced by the development of pharmaceutical costs. Average costs per treatment for U.S. clinics decreased to $279 in the fourth quarter of 2011 compared to $287 for the corresponding quarter in 2010.

In the International segment, the operating margin increased from 18.0% to 18.7% mainly due to favorable exchange rate effects and business growth in Asia-Pacific.

Net interest expense for the fourth quarter of 2011 was $82 million compared to $74 million in the fourth quarter of 2010. This development was mainly attributable to the higher level of financial debt as a result of the issuance of various tranches of senior notes over the course of 2011.

Income tax expense was $165 million for the fourth quarter of 2011 compared to $169 million in the fourth quarter of 2010. The effective tax rate decreased to 32.7% from 36.3%.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the fourth quarter of 2011 was $310 million, an increase of 14% compared to the corresponding quarter of 2010.

Earnings per share (EPS) for the fourth quarter of 2011 rose by 14% to $1.02 per ordinary share compared to $0.90 for the fourth quarter of 2010. The weighted average number of shares outstanding for the fourth quarter of 2011 was approximately 303.9 million shares compared to 302.1 million shares for the fourth quarter of 2010. The increase in shares outstanding resulted from stock option exercises in the past 12 months.

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	3 of 19

Cash flow

In the fourth quarter of 2011, the company generated $497 million in cash from operations, an increase of 46% compared to the corresponding figure last year and representing approximately 15% of revenue. The cash flow generation was supported by increased earnings, a favorable development of days sales outstanding (DSO) compared to the fourth quarter of 2010 and lower income tax payments.

A total of $191 million in cash was spent for capital expenditures, net of disposals. Free cash flow before acquisitions was $306 million compared to $173 million in the fourth quarter of 2010. A total of $604 million in cash was spent for acquisitions, net of divestitures. Free cash flow after acquisitions and divestitures was minus $298 million compared to minus $75 million in the fourth quarter of 2010.

Full Year 2011:

Revenue and Earnings

Net revenue for the full year 2011 increased by 6% to $12,795 million (+5% at constant currency) compared to the full year 2010 and in line with our guidance. Organic revenue growth was 2% in the full year 2011.

Operating income (EBIT) for the full year 2011 increased by 8% to $2,075 million compared to $1,924 million in 2010, resulting in an operating margin of 16.2% compared to 16.0% for the full year 2010.

Net interest expense for the full year 2011 was $297 million compared to $280 million in the same period of 2010.

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	4 of 19

Income tax expense for the full year 2011 was $601 million compared to $578 million in the same period in 2010, reflecting effective tax rates of 33.8% and 35.2%, respectively.

For the full year 2011, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was $1,071 million, up by 9% from the full year 2010 and in line with our guidance.

In the full year 2011, earnings per ordinary share rose by 9% to $3.54. The weighted average number of shares outstanding during the full year 2011 was approximately 303.0 million.

Cash Flow

Cash from operations during 2011 was $1,446 million compared to $1,368 million for the same period in 2010, representing approximately 11% of revenue and above our targeted 10% level.

A total of $570 million in cash was spent for capital expenditures, net of disposals. Free cash flow before acquisitions for the full year 2011 was $876 million compared to $861 million in the same period in 2010. A total of $1,775 million in cash was spent for acquisitions, net of divestitures. Free cash flow after acquisitions and divestitures was minus $899 million compared to $243 million in the last year.

Please refer to the attachments for a complete overview on the fourth quarter and the full year 2011 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	5 of 19

Patients – Clinics – Treatments

As of December 31, 2011, Fresenius Medical Care treated 233,156 patients worldwide, which represents a 9% increase compared to the previous year’s figure. North America provided dialysis treatments for 142,319 patients, an increase of 3%. Including 21 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 143,679. The International segment provided dialysis treatments to 90,837 patients, an increase of 18% over the prior year’s figure.

As of December 31, 2011, the company operated a total of 2,898 clinics worldwide, which represents a 6% increase compared to the previous year’s figure. The number of clinics is comprised of 1,838 clinics in North America (1,859 including managed clinics), and 1,060 clinics in the International segment, representing an increase of 2% and 13%, respectively.

During the full year 2011, Fresenius Medical Care delivered approximately 34.39 million dialysis treatments worldwide. This represents an increase of 9% compared to last year’s figure. North America accounted for 21.61 million treatments, an increase of 4%. The International segment delivered 12.78 million treatments, an increase of 18%.

Employees

As of December 31, 2011, Fresenius Medical Care had 79,159 employees (full-time equivalents) worldwide compared to 73,452 employees at the end of 2010. This increase of more than 5,700 employees is due to overall growth in the company’s business and acquisitions.

Dividend

The company intends to continue its earnings-driven dividend policy. At the Annual General Meeting to be held on May 10, 2012, shareholders will be asked to approve a dividend of €0.69 per ordinary share, an increase of 6% from 2010 (€0.65). For the 15th consecutive year, shareholders can expect to receive an increased annual dividend.

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	6 of 19

Debt/EBITDA ratio

The ratio of debt to Earnings before interest, taxes, depreciation and amortization (EBITDA) increased from 2.38 at the end of 2010 to 2.69 at the end of 2011. The debt/EBITDA ratio at the end of the third quarter 2011 was 2.55.

Rating

Standard & Poor’s Ratings Services rates the company’s corporate credit as ‘BB’ with a ‘positive’ outlook. Moody's rates the company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook, and Fitch rates the company’s corporate credit as ‘BB+’ with a ‘stable’ outlook. For further information on Fresenius Medical Care’s credit ratings, maturity profiles and credit instruments, please visit our website at www.fmc-ag.com / Investor Relations / Credit Relations.

Vifor Fresenius Medical Care Renal Pharma Ltd. Formation Completed

After the recent clearance by the European Union antitrust commissions the formation of Vifor Fresenius Medical Care Renal Pharma Ltd. was completed globally on November 1, 2011.

Acquisition of American Access Care Completed

The American Accesss Care (AAC) acquisition was closed effective October 1, 2011. AAC operates 28 freestanding out-patient centers primarily dedicated to serving vascular access needs of dialysis patients. The acquired operations will add approximately $175 million in annual revenue and are expected to be accretive to earnings in the first year after closing of the transaction.

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	7 of 19

Acquisition of Liberty Dialysis Holdings, Inc.

The acquisition of Liberty Dialysis Holdings, Inc. is on schedule and is still expected to close in the first quarter of 2012.

Issuance of senior notes

In January 2012, Fresenius Medical Care successfully completed the largest placement of senior notes in the history of the company. Proceeds from the offering of three tranches of U.S. dollar and euro-denominated senior unsecured notes amounting to approximately $1.81 billion are intended to be used for acquisitions, including the acquisition of Liberty Dialysis Holdings, Inc., to refinance indebtedness and for general corporate purposes. The coupon for the dollar-denominated senior notes in the principal amount of $800 million due 2019 is 5.625% and the coupon for the dollar-denominated senior notes in the principal amount of $700 million due 2022 is 5.875%. The coupon for the euro-denominated senior notes in the principal amount of €250 million due 2019 is 5.25%. All tranches were issued at par.

Issuance of floating rate senior notes

In October 2011, Fresenius Medical Care issued euro-denominated floating rate senior notes in the principal amount of €100 million, due 2016. The coupon is equal to the three-month Euribor rate plus 350 basis points.

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	8 of 19

Outlook for 2012

For the year 2012, the company expects revenue to grow to around $14 billion. This takes into account a change in US-GAAP1) in the presentation of U.S. dialysis service revenue which will be shown net of the provision for bad debt. Based on the comparable revenue for 2011 of $12,571 million the revenue outlook represents an increase of 11% and between 13% and 15% based on constant currencies.

Net income is expected to grow to around $1.3 billion and net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to grow to around $1.14 billion with operating margins forecast to increase to approximately 16.9%.

For 2012, the company expects to spend around $700 million on capital expenditures and around $1.8 billion on acquisitions. The debt/EBITDA ratio is expected to be below 3.0 by the end of 2012.

“We are very pleased to have achieved another year of record results in 2011. In the past 15 years, since the foundation of the company, Fresenius Medical Care has been able to quadruple its sales and to increase its earnings tenfold. With our strong performance in 2011 we are proposing to deliver our fifteenth consecutive dividend increase to our shareholders", said Ben Lipps, chief executive officer of Fresenius Medical Care. "We successfully handled the implementation of the new reimbursement system in the U.S. and have made good progress on our growth initiatives. We are confident that we will continue our strong performance targeting another record year in 2012.”

1) First time adoption of Accounting Standards Codification 954-605 in 2012 (Patient service revenue less provision for bad debt).

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	9 of 19

Video Webcast

Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany to discuss the results of the fourth quarter and full year of 2011 on Tuesday, February 21, 2012, at 3:15 p.m. CET / 9:15 a.m. EDT. The company invites investors to view the live webcast of the meeting at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.

About Fresenius Medical Care

Fresenius Medical Care is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.1 million individuals worldwide. Through its network of 2,898 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 233,156 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	10 of 19

Fresenius Medical Care Statement of Earnings	Three Months Ended December 31,			Twelve Months Ended December 31,
(in US-$ thousands, except share data)	2011	2010	Change	2011	2010	Change
(audited)

Net revenue
Dialysis Care	2,435,202	2,354,266	3.4%	9,507,173	9,070,546	4.8%
Dialysis Products	887,327	812,791	9.2%	3,287,887	2,982,944	10.2%
Total net revenue	3,322,529	3,167,057	4.9%	12,795,060	12,053,490	6.2%

Cost of revenue	2,112,693	2,052,714	2.9%	8,274,359	7,908,769	4.6%
Gross profit	1,209,836	1,114,343	8.6%	4,520,701	4,144,721	9.1%

Selling, general and administrative	601,573	549,721	9.4%	2,365,934	2,133,333	10.9%
Research and development	30,290	29,276	3.5%	110,834	96,532	14.8%
Income from equity method investees	(8,557)	(3,465)	147.0%	(30,959)	(8,949)	245.9%
Operating income (EBIT)	586,530	538,811	8.9%	2,074,892	1,923,805	7.9%

Interest income	(16,943)	(6,607)	156.4%	(59,825)	(25,409)	135.4%
Interest expense	99,234	80,655	23.0%	356,358	305,473	16.7%
Interest expense, net	82,291	74,048	11.1%	296,533	280,064	5.9%
Income before taxes	504,239	464,763	8.5%	1,778,359	1,643,741	8.2%
Income tax expense	165,040	168,838	(2.2)%	601,097	578,345	3.9%
Net income	339,199	295,925	14.6%	1,177,262	1,065,396	10.5%
Less: Net income attributable to noncontrolling interest	28,762	24,581	17.0%	106,108	86,879	22.1%
Net income attributable to shareholders of FMC AG & Co. KGaA	310,437	271,344	14.4%	1,071,154	978,517	9.5%

Operating income (EBIT)	586,530	538,811	8.9%	2,074,892	1,923,805	7.9%
Depreciation and amortization	143,588	133,900	7.2%	557,283	503,224	10.7%
EBITDA	730,118	672,711	8.5%	2,632,175	2,427,029	8.5%

Total bad debt expenses	66,484	53,441		241,598	218,478

Earnings per ordinary share	$1.02	$0.90	13.7%	$3.54	$3.25	8.7%
Earnings per ordinary ADS	$1.02	$0.90	13.7%	$3.54	$3.25	8.7%

Weighted average number of shares
Ordinary shares	299,897,235	298,109,602		299,012,744	296,808,978
Preference shares	3,965,479	3,945,649		3,961,617	3,912,348

In percent of revenue
Cost of revenue	63.6%	64.8%		64.7%	65.6%
Gross profit	36.4%	35.2%		35.3%	34.4%
Selling, general and administrative	18.1%	17.4%		18.5%	17.7%
Research and development	0.9%	0.9%		0.9%	0.8%
Income from equity method investees	(0.3)%	(0.1)%		(0.2)%	(0.1)%
Operating income (EBIT)	17.7%	17.0%		16.2%	16.0%
Interest expense, net	2.5%	2.3%		2.3%	2.3%
Income before taxes	15.2%	14.7%		13.9%	13.6%
Income tax expense	5.0%	5.3%		4.7%	4.8%
Net income attributable to noncontrolling interest	0.9%	0.8%		0.8%	0.7%
Net income attributable to shareholders of FMC AG & Co. KGaA	9.3%	8.6%		8.4%	8.1%

EBITDA	22.0%	21.2%		20.6%	20.1%

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	11 of 19

Fresenius Medical Care Segment and Other Information	Three Months Ended December 31,			Twelve Months Ended December 31,
(in US-$ million, except employees)	2011	2010	Change	2011	2010	Change
(audited)

Net revenue
North America	2,096	2,072	1.1%	8,150	8,130	0.2%
International	1,223	1,095	11.7%	4,628	3,923	18.0%
Corporate	4	—	—	17	—	—
Total net revenue	3,323	3,167	4.9%	12,795	12,053	6.2%

Operating income (EBIT)
North America	400	372	7.7%	1,435	1,386	3.6%
International	228	197	15.7%	807	678	19.2%
Corporate	(41)	(30)	39.4%	(167)	(140)	20.4%
Total operating income (EBIT)	587	539	8.9%	2,075	1,924	7.9%

Operating income in percent of revenue
North America	19.1%	17.9%		17.6%	17.0%
International	18.7%	18.0%		17.4%	17.3%
Total	17.7%	17.0%		16.2%	16.0%

Employees
Full-time equivalents				79,159	73,452

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	12 of 19

Fresenius Medical Care
Reconciliation of non US-GAAP
financial measures to the most directly comparable US-GAAP financial measures	Three Months Ended December 31,		Twelve Months Ended December 31,
(in US-$ million)	2011	2010	2011	2010
(audited)

Segment information North America
Net revenue	2,096	2,072
Costs of revenue and research and development	1,328	1,352
Selling, general and administrative	378	351
Income from equity method investees	(10)	(3)
Costs of revenue and operating expenses	1,696	1,700
Operating income (EBIT)	400	372
In percent of revenue	19.1%	17.9%

Dialysis products revenue incl. and excl. internal sales
North America
Dialysis products revenue incl. internal sales	404	399
Less internal sales	(190)	(189)
Dialysis products external sales	214	210
International
Dialysis products revenue incl. internal sales	784	703
Less internal sales	(115)	(100)
Dialysis products external sales	669	603

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA			2,632	2,427
Interest expense, net			(297)	(280)
Income tax expense			(601)	(578)
Change in working capital and other non-cash items			(288)	(201)
Net cash provided by operating activities			1,446	1,368

Annualized EBITDA
Operating income (EBIT) last twelve months			2,075	1,924
Depreciation and amortization last twelve months			557	503
Non-cash charges			54	45
Annualized EBITDA			2,686	2,472

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	13 of 19

Fresenius Medical Care
Balance Sheet	December 31,	December 31,
(in US-$ million) (audited)	2011	2010

Assets
Current assets	5,695	5,153
Intangible assets	9,873	8,833
Other non-current assets	3,965	3,109
Total assets	19,533	17,095

Liabilities and equity
Current liabilities	4,263	3,790
Long-term liabilities	6,799	5,501
Noncontrolling interest subject to put provisions	410	280
Total equity	8,061	7,524
Total liabilities and equity	19,533	17,095

Equity/assets ratio:	41%	44%

Debt	—
Short-term borrowings	99	671
Short-term borrowings from related parties	28	10
Current portion of long-term debt and capital lease obligations	1,589	264
Trust preferred securities		625
Long-term debt and capital lease obligations, less current portion	5,495	4,310
Total debt	7,211	5,880

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	14 of 19

Fresenius Medical Care
Cash Flow Statement
Twelve Months Ended December 31,	2011	2010
(in US-$ million)
(audited)

Operating activities
Net income	1,177	1,066
Depreciation / amortization	557	503
Change in working capital and other non-cash items	(288)	(201)
Cash Flow from operating activities	1,446	1,368

Investing activities
Purchases of property, plant and equipment	(598)	(523)
Proceeds from sale of property, plant and equipment	28	16
Capital expenditures, net	(570)	(507)
Free Cash Flow	876	861

Acquisitions, net of cash acquired and net purchases of intangible assets	(1,785)	(764)
Proceeds from divestitures	10	146
Acquisitions, net of divestitures	(1,775)	(618)
Free Cash Flow after acquisitions, net of divestitures	(899)	243

Financing activities
Change in accounts receivable securitization program	25	296
Change in intercompany debt	20	—
Change in other debt	1,690	(103)
Proceeds from exercise of stock options	95	110
Redemption of trust preferred securities	(654)	—
Distributions to noncontrolling interest	(130)	(112)
Contributions from noncontrolling interest	28	26
Dividends paid	(281)	(232)
Cash Flow from financing activities	793	(15)

Effects of exchange rates on cash	40	(6)
Net increase (decrease) in cash	(66)	222

Cash at beginning of period	523	301
Cash at end of period	457	523

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	15 of 19

Fresenius Medical Care
Quarterly Performance Scorecard - Revenue
Three months ended December 31,	2011	cc	2010	cc
(in US-$ thousands, except per-treatment revenue)
(audited)

North America
Net revenue	2,095,512		2,072,009
Growth year-over-year	1.1%		3.0%

Dialysis care	1,881,497		1,862,173
Growth year-over-year	1.0%		3.5%
U.S. per treatment	351		355
Per treatment	343		347
Sequential growth	1.8%		(1.2)%
Growth year-over-year	(1.3)%		(0.9)%

Dialysis products
Incl. internal sales	403,925		399,472
Growth year-over-year	1.1%		4.4%
External sales	214,015		209,836
Growth year-over-year	2.0%		(1.3)%

International
Net revenue	1,222,833		1,094,985
Growth year-over-year	11.7%	13.7%	7.0%	10.1%

Dialysis care	553,705		492,093
Growth year-over-year	12.5%	16.0%	15.2%	18.3%
Per treatment	161	166	169	173
Sequential growth	(5.2)%		5.6%
Growth year-over-year	(4.4)%	(1.4)%	(2.7)%	0.0%

Dialysis products
Incl. internal sales	783,569		703,369
Growth year-over-year	11.4%	12.8%	3.6%	6.9%
External sales	669,129		602,892
Growth year-over-year	11.0%	11.9%	1.1%	4.2%

cc = at constant currencies 1

1 Constant currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure “at constant exchange rates” in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term “constant currency”, it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage “at constant exchange rates”.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on its revenue from period to period. However, we also believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated could constitute a significant element of our revenue and could significantly impact our performance. We therefore limit our use of constant currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	16 of 19

Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume
Three months ended December 31,	2011	2010
(audited)

North America
Number of treatments	5,498,236	5,345,132
Treatments per day	69,598	67,660
Per day sequential growth	0.4%	1.2%
Per day year-over-year growth	2.9%	4.5%
Same market growth year-over-year	2.7%	4.4%

International
Number of treatments	3,433,967	2,917,872
Same market growth year-over-year	4.2%	6.2%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses
Three months ended December 31,	2011	2010
(audited)

North America
Costs of revenue and operating expenses and income from equity method investees
In percent of revenue	80.9%	82.1%
Selling, general and administrative
In percent of revenue	18.0%	17.0%
Bad debt expenses
In percent of revenue	2.7%	2.5%
U.S. Dialysis care operating expenses/treatment (in US-$)	279	287
Sequential growth	0.2%	(0.9)%
Growth year-over-year	(2.6)%	0.0%
Dialysis Care operating expenses/treatment (in US-$)	273	281
Sequential growth	0.0%	(0.9)%
Growth year-over-year	(2.7)%	(0.3)%

Total Group
Costs of revenue and operating expenses and income from equity method investees
In percent of revenue	82.3%	83.0%
Selling, general and administrative
In percent of revenue	18.1%	17.4%
Effective tax rate	32.7%	36.3%

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	17 of 19

Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities
Three months ended December 31,	2011	2010
(in US-$ thousands, except number of de novos)
(audited)

Total Group
Operating cash flow	496,782	340,991
In percent of revenue	15.0%	10.8%

Free cash flow before acquisitions	306,362	172,936
In percent of revenue	9.2%	5.5%

Acquisitions and investments, net of divestitures	604,046	247,949

Capital expenditures, net	190,420	168,055
In percent of revenue	5.7%	5.3%

Maintenance	97,554	89,640
In percent of revenue	2.9%	2.8%

Growth	92,866	78,415
In percent of revenue	2.8%	2.5%

Number of de novos	10	18
North America	6	11
International	4	7

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet
December 31,	2011	2010
(audited)

Total Group
Debt (in US-$ million)	7,211	5,880
Debt/EBITDA	2.7	2.4

North America
Days sales outstanding	55	54

International
Days sales outstanding	121	116

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	18 of 19

Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended December 31,	2011	2010

North America (U.S.)
Clinical Performance
Single Pool Kt/v > 1.2	97%	97%
Hemoglobin = 10-12g/dl	78%	71%
Hemoglobin = 10-13g/dl	88%	89%
Calcium = 8.4-10.2mg/dl	81%	81%
Albumin >= 3.5 g/dl 1)	85%	84%
No catheter	79%	76%
Phosphate <= 5.5mg/dl	64%	63%
Hospitalization days per patient (12 months ending December 31)	9.8	9.9

Demographics
Average age (in years)	62	62
Average time on dialysis (in years)	3.8	3.7
Average body weight (in kg)	81	81
Prevalence of diabetes	56%	55%

Europe, Middle East and Africa
Clinical Performance
Single Pool Kt/v > 1.2	95%	95%
Hemoglobin = 10-12g/dl	57%	53%
Hemoglobin = 10-13g/dl	78%	77%
Calcium = 8.4-10.2mg/dl	78%	79%
Albumin >= 3.5 g/dl 1)	87%	88%
No catheter	82%	81%
Phosphate <= 5.5mg/dl	76%	77%
Hospitalization days per patient (12 months ending December 31)	9.2	9.7

Demographics
Average age (in years)	64	64
Average time on dialysis (in years)	5.0	5.0
Average body weight (in kg)	71	70
Prevalence of diabetes	27%	27%

1) International standard BCR CRM470

Fresenius Medical Care AG & Co. KGaA, February 21, 2012	19 of 19